SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K
(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ____________

Commission File No. 1-15381

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Retirement Savings Value Plan for Employees of WestPoint Stevens Inc.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
WestPoint Stevens Inc.
507 West 10th Street
West Point, Georgia 31833

INDEPENDENT AUDITORS' REPORT

Management Pension Committee
  WestPoint Stevens Inc.

We have audited the accompanying statement of net assets available for plan benefits of the Retirement Savings Value Plan for Employees of WestPoint Stevens Inc. as of December 31, 2003, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The 2002 financial statements were reported on by other auditors whose report dated June 23, 2003 on the statements disclaimed an opinion for the reasons described in the following paragraph.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 2003, and the changes in its net assets available for plan benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Smith & Howard, P.C.

June 14, 2004

WESTPOINT STEVENS INC.
RETIREMENT SAVINGS VALUE PLAN FOR EMPLOYEES
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2003 AND 2002
ASSETS

	2003	2002

Receivables:
Participant contributions	$63,327	$77,582
Employer contributions	15,821	19,020

	79,148	96,602

Investments:
Ownership interest in the net pooled assets of the WestPoint Stevens Inc. Retirement Savings Value Plan	110,924,973	104,739,249

Participant loans	2,416,434	2,248,281

Total Assets	113,420,555	107,084,132

LIABILITIES

Fees and other Payables	184,988	223,790

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$113,235,567	$106,860,342

The accompanying notes are an integral part of these financial statements.

WESTPOINT STEVENS INC.
RETIREMENT SAVINGS VALUE PLAN FOR EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2003 AND 2002
Additions to Net Assets Attributed to:
Contributions:
Employer	$1,876,850
Participant	9,393,002
Rollovers	61,883

11,331,735

Plan's interest in investment results of the WestPoint Stevens Inc. Retirement Savings Value Plan Master Trust	8,966,143

20,297,878

Deductions from Net Assets Attributed to:
Administrative and other expenses	(739,291)
Benefits paid to participants	(13,183,362)

(13,922,653)

Net Increase	6,375,225

Net Assets Available for Plan Benefits at Beginning of Year	106,860,342

Net Assets Available for Plan Benefits at End of Year	$113,235,567

The accompanying notes are an integral part of these financial statements.

WESTPOINT STEVENS INC.
RETIREMENT SAVINGS VALUE PLAN FOR EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

NOTE 1 - DESCRIPTION OF THE PLAN

The following brief description of the Retirement Savings Value Plan for Employees of WestPoint Stevens Inc., as amended and restated (the "Plan"), is provided for general information purposes only. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

General

The Plan is a voluntary defined contribution Plan for substantially all salaried and non-salaried employees of WestPoint Stevens Inc. and certain of its subsidiaries (the "Sponsor"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Trust Agreement

The assets of the Plan are held for safekeeping and investment by State Street Bank (the "Trustee") as part of a trust agreement between the Sponsor and the Trustee.

Contributions

Each active Plan participant may make contributions up to a maximum of 50% of his or her compensation on a before-tax basis, and up to a maximum of 50% on an after-tax basis, as long as the sum of the after-tax and before-tax percentages does not exceed 50% of the Plan participant's compensation. Plan participant contributions made on a before-tax basis under Section 401(k) of the Internal Revenue Code (the "Code") could not exceed the elective contribution limit of $12,000 during 2003. Contributions by highly compensated employees are subject to additional restrictions.

Effective August 1, 2002, all Plan participants who have attained or will attain age 50 on or before the last day of a Plan year became eligible to make catch-up contributions in accordance with Section 414(v) of the Code.

The Sponsor matches 50% of each Plan participant's before tax contributions not to exceed 1% of the Plan participant's gross wages. The Plan Sponsor made matching contributions of $1,876,850 in 2003.

WESTPOINT STEVENS INC.
RETIREMENT SAVINGS VALUE PLAN FOR EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

NOTE 1 - DESCRIPTION OF THE PLAN (Continued)

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of the Sponsor contributions and Plan investment results. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Sponsor contributions. The balance of forfeited nonvested accounts was $112,993 and $93,058 as of December 31, 2003 and 2002, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Net Assets Available for Benefits

The WestPoint Stevens Inc. Retirement Savings Value Plan Master Trust (the "WPS Master Trust"), maintained by the Trustee, holds certain assets of the Retirement Savings Value Plan for Employees of WestPoint Stevens Inc. ("the Plan").

See Note 4 for a summary of the WPS Master Trust net assets as of December 31, 2003 and 2002, including the allocation of the WPS Master Trust net assets to the Plan and the related share of net investment income (losses) of the WPS Master Trust allocated to the participants of the Plan for the year ended December 31, 2003.

Vesting

Plan participants are fully vested with regard to their employee contributions. Plan participants are fully vested in Sponsor contributions after three years of service, upon attainment of age 65, or termination due to death or total and permanent disability.

WESTPOINT STEVENS INC.
RETIREMENT SAVINGS VALUE PLAN FOR EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

NOTE 1 - DESCRIPTION OF THE PLAN (Continued)

Loans

Participants may borrow from their vested balance in the Plan.  The minimum loan amount is $1,000.  The loan is to be secured by the participant's assets in the Plan and the maximum loan amount is the lesser of 50% of the borrower's vested account balance immediately after securing the loan or $50,000.  The maximum term of a general loan is 5 years, and the maximum term of a residential loan is 15 years.  The interest rate is to be based primarily on the rate of interest that one or more local banks or other lending institutions would charge on a similar loan, taking into account, among other things, the collateral secured to pledge the loan.

Payment of Benefits

If a participant terminates employment prior to attaining age 55, other than for reasons of total and permanent disability, plan benefits are payable to a participant in a single lump sum distribution. If a participant terminates employment after attaining age 55 or by reason of total and permanent disability, plan benefits are payable to a participant in a single lump sum, in installments, or in a combination of the two methods. If a Plan participant elects to make a withdrawal, which is less than the full amount available for withdrawal, the amounts withdrawn will be made in the following order:

(a)	the amount of all the participant's after-tax contributions to the Plan plus earnings (or minus losses) thereon to the extent not previously withdrawn;

(b)	the balance of the participant's rollover contribution account plus earnings (or minus losses) thereon to the extent not previously withdrawn;

(c)	in the event of hardship, the amount of before-tax contributions, after-tax contributions, and rollover contribution;

(d)	after attaining age 59-1/2, the entire amount in the before-tax contribution, after-tax contribution and rollover contribution account; and

(e)	after attaining age 70-1/2, the entire amount in the employer matching contribution account and profit sharing contribution account.

WESTPOINT STEVENS INC.
RETIREMENT SAVINGS VALUE PLAN FOR EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

NOTE 1 - DESCRIPTION OF THE PLAN (Continued)

Payment of Benefits (Continued)

Hardship withdrawals are available in the following circumstances:  (a) medical expenses for Plan participant, spouse, or dependents; (b) payment of tuition for post-secondary education for Plan participant, spouse, or dependent; (c) purchase of a principal residence; and (d) payment of amounts necessary to prevent foreclosure of mortgage on, or eviction from, Plan participant's principal residence.  The WestPoint Stevens Inc. Management Pension Committee (the "Pension Committee") shall determine whether the requisite financial hardship exists in accordance with the requirements of the Internal Revenue Code and regulations thereunder.  A participant making a hardship withdrawal is ineligible to contribute to the Plan for the next six months from the date of receipt of the withdrawal.

Plan Termination

While the Sponsor has not expressed any intent to do so, the Pension Committee retains the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event a decision is made by the Pension Committee to terminate the Plan, all participants shall receive full distributions of the balances in their accounts or the Pension Committee may instruct the Trustee to continue to manage the assets for a set period of time.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared based on the accrual method of accounting with investments carried at fair values or contract values, which approximate fair value, as described below.

WESTPOINT STEVENS INC.
RETIREMENT SAVINGS VALUE PLAN FOR EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Valuation of Investments

The WestPoint Stevens Company Stock Fund is valued at its fair value as determined by national stock exchange closing prices. The Stable Value Fund consists primarily of guaranteed investment contracts which are valued at contract value.  The other funds, which consist of the following:  SSGA Equity Index Fund; Aggressive Equity Fund, which is made up of the SSGA U.S. Large Cap Growth, MAS Small Cap Value, and Brokerage Stocks; Balanced Fund; International Fund; Value Fund; and Bond Market Fund, are valued at their redemption prices (fair values).  Generally, the fair values are based on national stock exchange closing prices or other published sources.  The Participant Loans are valued at cost.

Guaranteed investment contracts ("GIC") are subject to credit risk based on the ability of the issuers to meet interest or principal payments, or both, as they become due. Certain GICs included in the WestPoint Stevens Master Trust are synthetic; that is, the WestPoint Stevens Master Trust owns certain securities and the contract issuer provides a "wrapper" that guarantees a fixed rate of return and provides benefit responsiveness. At December 31, 2003 and 2002, the fair value of the underlying assets of the synthetic GICs (as determined from quoted market prices) were $3,900,801 and $20,329,751, respectively, and the values of the related wrapper contracts were $(304,815) and $(1,503,195), respectively.

The guaranteed investment contracts are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, withdrawals influenced by Sponsor-initiated events, such as in connection with the sale of a business, may result in a distribution at other than contract value. There are no reserves against contract values for credit risk of contract issuer or otherwise. The fair value of the guaranteed investment contracts excluding the fair value of the synthetic GICs at December 31, 2003 and 2002 was $64,213,174 and $49,339,392, respectively. The average yield was approximately 5.02% and 4.51% in 2003 and 2002, respectively. The credited interest rates for those guaranteed investment contracts are reset annually by the issuer but cannot be less than zero and ranged from .93% to 5.74% at December 31, 2003 and 1.52% to 5.87% at December 31, 2002.

Purchases and sales of securities are reflected on the trade dates. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned.

WESTPOINT STEVENS INC.
RETIREMENT SAVINGS VALUE PLAN FOR EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Administrative Expenses

All administrative and investment expenses are paid by the Plan.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Party-in-Interest Transactions

Since April 2, 2001, certain Plan assets included in the Company Stock Fund, Bond Market Fund, S&P 500 Index Fund, ULCG Opportunities Fund, and the Equity Index Fund were managed by State Street Bank and Trust Company ("State Street").  As State Street is the trustee, as defined by the Plan, transactions involving these investments are party-in-interest transactions.  In addition, transactions involving the Company Stock Fund, which invests in the common stock of the Parent, also qualify as party-in-interest transactions.

NOTE 3 - INCOME TAX STATUS

The Internal Revenue Service ruled on January 29, 2003 that the Plan qualifies under Section 401 (a) of the Internal Revenue Code ("IRC") and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

WESTPOINT STEVENS INC.
RETIREMENT SAVINGS VALUE PLAN FOR EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

NOTE 4 - INVESTMENTS

The Retirement Savings Value Plan for Employees of WestPoint Stevens Inc. held a 100% ownership interest in the net-pooled assets of the master trust at December 31, 2003 and 2002.

Net assets of the WestPoint Stevens Master Trust are as follows:
	December 31,
	2003	2002

Pooled assets
Company Stock Fund:
WestPoint Stevens Inc. Common Stock	$--	$3,048,501
State Street Bank & Trust Cash	--	651,959

Short-Term Investment Fund:
State Street Bank & Trust	1,639,693	2,725,062

Guaranteed Investment Contracts:
Allstate Life Insurance Company
Contract No. GA-6317	1,764,754	1,668,956

Contract No. GA-77030	--	1,035,458

Contract No. 77188	--	12,487,441

Bank of America
Contract No. 99-064	--	3,058,934

Bank of America
Contract No. 02-131	15,433,414	802,152

CDC Financial
Contract No. 1263-01	13,199,412	--

GE Life & Annuity Assurance Co.
Contract No. GS-3558	--	1,523,508

John Hancock Life Insurance Co.
Contract No. 14910GAC	--	2,006,949

WESTPOINT STEVENS INC.
RETIREMENT SAVINGS VALUE PLAN FOR EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

NOTE 4 - INVESTMENTS (Continued)
	December 31,
	2003	2002

Pooled assets (continued)
John Hancock Life Insurance Co.
Contract No. 9568	2,847,914	4,133,675

JP Morgan Chase Bank
Contract No. 401747-G	--	8,403,093

JP Morgan Chase Bank
Contract No. 401747-L	--	1,179,571

JP Morgan Chase Bank
Contract No. 401747-Z	10,502,876	--

Monumental Life Insurance Company
Contract No. SV04218Q	1,091,289	1,043,098

ING Life Insurance & Annuity Company
Contract No. 14669	9,398,728	7,725,484

Monumental Life Insurance Company
Contract No. 00097TR
Monoline Credit Card	-	3,336,642
Multifamily Balloon	-	2,662,776
Non-Agency Student Loan	-	1,781,110
US Agency Debenture	3,851,604	--
Cash	49,197	52,604

State Street Bank & Trust
Contract No. 98146
United States Treasury	--	3,444,987
Citibank Credit Card Mortgage	--	2,128,568
Prime Auto Trusts	--	--
Cash	--	11,881

WESTPOINT STEVENS INC.
RETIREMENT SAVINGS VALUE PLAN FOR EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

NOTE 4 - INVESTMENTS (Continued)

	December 31,
	2003	2002

Pooled assets (continued)
State Street Bank & Trust
Contract No. 103047	1,888,638	--

UBS AG
Contract No. 5027
Agency Debenture		3,936,576
Monoline Credit Card		1,549,236
FHA/VA Reperforming Pas		1,365,391
Cash		59,979

UBS AG
Contract No. 5174	4,690,806	--

Wrapper Contract	(304,815)	(1,503,195)

Mutual Funds:
SSGA Equity Index Fund	17,813,230	13,189,878
Aggressive Equity Funds:
SSGA U.S. Large Cap Growth Fund	12,027,549	10,046,090
MAS Small Cap Value Fund	2,879,084	1,283,305
Balanced Fund	6,175,996	5,858,877
International Funds	1,428,388	647,718
Value Fund	1,311,223	568,030
SSGA Bond Market Index Fund	3,133,622	2,776,001
Brokerage Stocks	102,371	48,954

Net assets of WPS Master Trust	$110,924,973	$104,739,249

WESTPOINT STEVENS INC.
RETIREMENT SAVINGS VALUE PLAN FOR EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

NOTE 4 - INVESTMENTS (Continued)

Net investment income of the WestPoint Stevens Master Trust for the year ended December 31, 2003 is as follows:
Net investment income:
Interest and dividend income	$ 3,364,156
Net unrealized appreciation (depreciation) and
realized gains (losses) on sales of investments:
Company Stock Fund	(3,075,156)
SSGA Equity Index Fund	3,806,787
Aggressive Equity Funds:
SSGA U.S. Large Cap Growth Fund	2,694,464
MAS Small Cap Value Fund	670,505
Brokerage Stocks	32,221
Balanced Fund	809,043
International Funds	310,196
Value Fund	234,954
Bond Market Index Fund	118,973

$ 8,966,143

NOTE 5 - GOING CONCERN

On June 1, 2003 the Plan's Sponsor filed for Chapter 11 bankruptcy in accordance with the U.S. Bankruptcy Code.  The Plan had investments in the Sponsor's common stock, which had a value of approximately $3,048,500 at December 31, 2002.  The Sponsor announced that under the terms of an agreement in principle with respect to its financial restructuring, all of the Sponsor's outstanding common stock will be cancelled.  Subsequent to the filing of bankruptcy by the Plan's Sponsor, the Plan sold the common stock in the Sponsor for approximately $116,500, resulting in a loss of approximately $2,932,000.

SUPPLEMENTAL SCHEDULE

WESTPOINT STEVENS INC.
RETIREMENT SAVINGS VALUE PLAN FOR EMPLOYEES
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003

EMPLOYER IDENTIFICATION NUMBER: 36-3498354
PLAN NUMBER: 016
FORM: 5500

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par of maturity value	Cost	Market Value

	Participant Loans	Varying maturities and interest rates from 5.0% to 8.5%.	N/A	$ 2,416,434

$ 2,416,434

EXHIBIT INDEX
Exhibit No.	Description

23	Consent of Independent Auditors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Management Pension Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RETIREMENT SAVINGS VALUE
PLAN FOR EMPLOYEES
WESTPOINT STEVENS INC

Date: June 29, 2004	By:	/s/ John F. Sorte

John F. Sorte
Chairman, Management
Pension Committee